HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended September 30, 2022 and 2021

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except per share amounts)	2022	2021	2022	2021
Revenues
Distribution (includes related party revenues of $72 and $214 (2021 - $71 and $214) for the three and nine months ended September 30, respectively) (Note 22)	1,459	1,395	4,290	4,012
Transmission (includes related party revenues of $558 and $1,588 (2021 - $503 and $1,389) for the three and nine months ended September 30, respectively) (Note 22)	563	508	1,599	1,405
	2,022	1,903	5,889	5,417

Costs
Purchased power (includes related party costs of $555 and $1,753 (2021 - $531 and $1,567) for the three and nine months ended September 30, respectively) (Note 22)	963	933	2,829	2,665
Operation, maintenance and administration (Note 22)	288	254	847	808
Depreciation, amortization and asset removal costs (Note 4)	238	225	728	669
	1,489	1,412	4,404	4,142

Income before financing charges and income tax expense	533	491	1,485	1,275
Financing charges (Note 5)	121	116	353	331

Income before income tax expense	412	375	1,132	944
Income tax expense (Note 6)	101	71	249	125
Net income	311	304	883	819

Other comprehensive income (Note 7)	2	2	14	8
Comprehensive income	313	306	897	827

Net income attributable to:
Noncontrolling interest	3	2	7	6
Common shareholder	308	302	876	813
	311	304	883	819

Comprehensive income attributable to:
Noncontrolling interest	3	2	7	6
Common shareholder	310	304	890	821
	313	306	897	827

Earnings per common share (Note 20)
Basic	$2,165	$2,123	$6,159	$5,716
Diluted	$2,165	$2,123	$6,159	$5,716

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At September 30, 2022 and December 31, 2021

As at (millions of Canadian dollars)	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	—	499
Accounts receivable (Note 8)	738	697
Due from related parties (Note 22)	434	399
Other current assets (Note 9)	250	301
	1,422	1,896

Property, plant and equipment (Note 10)	24,631	23,748
Other long-term assets:
Regulatory assets (Note 11)	3,653	3,561
Deferred income tax assets	4	10
Intangible assets (net of accumulated amortization - $720; 2021 - $662)	596	567
Goodwill	373	373
Other assets (Note 12)	68	66
	4,694	4,577
Total assets	30,747	30,221

Liabilities
Current liabilities:
Bank indebtedness	39	—
Short-term notes payable (Note 15)	1,511	1,045
Long-term debt payable within one year (Notes 15, 16)	737	603
Accounts payable and other current liabilities (Note 13)	1,044	1,042
Due to related parties (Note 22)	132	255
	3,463	2,945

Long-term liabilities:
Long-term debt (Notes 15, 16)	11,857	12,593
Regulatory liabilities (Note 11)	376	362
Deferred income tax liabilities	664	367
Other long-term liabilities (Note 14)	2,725	2,694
	15,622	16,016
Total liabilities	19,085	18,961

Contingencies and Commitments (Notes 24, 25)
Subsequent Events (Note 27)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 18)	2,957	2,957
Retained earnings	8,618	8,229
Accumulated other comprehensive income (loss)	—	(14)
Hydro One shareholder’s equity	11,575	11,172

Noncontrolling interest	67	68
Total equity	11,642	11,240
	30,747	30,221

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended September 30, 2022 and 2021

Nine months ended September 30, 2022 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2022	2,957	8,229	(14)	11,172	68	11,240
Net income	—	876	—	876	5	881
Other comprehensive income (Note 7)	—	—	14	14	—	14
Distributions to noncontrolling interest	—	—	—	—	(6)	(6)
Dividends on common shares (Note 19)	—	(487)	—	(487)	—	(487)
September 30, 2022	2,957	8,618	—	11,575	67	11,642

Nine months ended September 30, 2021 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2021	2,957	7,877	(30)	10,804	72	10,876
Net income	—	813	—	813	5	818
Other comprehensive income (Note 7)	—	—	8	8	—	8
Distributions to noncontrolling interest	—	—	—	—	(9)	(9)
Dividends on common shares (Note 19)	—	(464)	—	(464)	—	(464)
September 30, 2021	2,957	8,226	(22)	11,161	68	11,229

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three and nine months ended September 30, 2022 and 2021

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2022	2021	2022	2021
Operating activities
Net income	311	304	883	819
Environmental expenditures	(5)	(7)	(24)	(24)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	210	201	630	591
Regulatory assets and liabilities	(3)	(18)	18	34
Deferred income tax expense	92	63	228	96
Other	2	2	21	38
Changes in non-cash balances related to operations (Note 23)	(31)	(5)	(155)	(100)
Net cash from operating activities	576	540	1,601	1,454

Financing activities
Long-term debt issued	—	900	—	900
Long-term debt repaid	—	—	(601)	(802)
Short-term notes issued	1,730	960	4,590	3,105
Short-term notes repaid	(1,650)	(1,330)	(4,120)	(2,945)
Dividends paid (Note 19)	(165)	(158)	(487)	(464)
Distributions paid to noncontrolling interest	(2)	(2)	(8)	(6)
Change in bank indebtedness	11	—	39	—
Costs to obtain financing	(1)	(5)	(5)	(7)
Net cash from (used in) financing activities	(77)	365	(592)	(219)

Investing activities
Capital expenditures (Note 23)
Property, plant and equipment	(473)	(469)	(1,435)	(1,457)
Intangible assets	(28)	(26)	(81)	(97)
Capital contributions received	3	—	13	9
Other	(1)	2	(5)	11
Net cash used in investing activities	(499)	(493)	(1,508)	(1,534)

Net change in cash and cash equivalents	—	412	(499)	(299)
Cash and cash equivalents, beginning of period	—	1	499	712
Cash and cash equivalents, end of period	—	413	—	413

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three and nine months ended September 30, 2022 and 2021

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, which includes Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation.
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 11 - Regulatory Assets and Liabilities for additional details.
Hydro One Remotes
On November 3, 2021, Hydro One Remotes filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2021, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption

Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No expected impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Depreciation of property, plant and equipment	186	175	548	511
Amortization of intangible assets	19	19	58	56
Amortization of regulatory assets	5	7	24	24
Depreciation and amortization	210	201	630	591
Asset removal costs	28	24	98	78
	238	225	728	669
5.    FINANCING CHARGES

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Interest on long-term debt	124	124	369	371
Interest on short-term notes	9	—	14	1
Interest on regulatory accounts	3	1	5	2
Realized (gain) loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 16)	(2)	3	2	9
Other	3	3	10	6
Less: Interest capitalized on construction and development in progress	(16)	(15)	(47)	(44)
DTA carrying charges	—	1	1	(12)
Interest earned on cash and cash equivalents	—	(1)	(1)	(2)
	121	116	353	331

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Income before income tax expense	412	375	1,132	944
Income tax expense at statutory rate of 26.5% (2021 - 26.5%)	109	99	300	250

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(22)	(26)	(74)	(72)
Impact of DTA Implementation Decision[1]	24	12	72	(8)
Overheads capitalized for accounting but deducted for tax purposes	(7)	(7)	(20)	(19)
Pension and post-retirement benefit contributions in excess of pension expense	2	(4)	(8)	(10)
Interest capitalized for accounting but deducted for tax purposes	(5)	(4)	(14)	(13)
Environmental expenditures	—	(2)	(7)	(6)
Other	—	2	—	—
Net temporary differences attributable to regulated business	(8)	(29)	(51)	(128)
Net permanent differences	—	1	—	3
Total income tax expense	101	71	249	125

Effective income tax rate	24.5%	18.9%	22.0%	13.2%
1 Pursuant to the DTA Implementation Decision, the 2021 impact represents the sharing of tax deductions from deferred tax asset (DTA Sharing) given to ratepayers, offset by the recovery of DTA amounts previously shared effective July 1, 2021. For 2022, the impact represents the recovery of DTA amounts previously shared from ratepayers. See Note 11 - Regulatory Assets and Liabilities.
7.    OTHER COMPREHENSIVE INCOME

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Gain on cash flow hedges (interest-rate swap agreements) (Notes 5, 16)[1]	2	2	12	8
Gain on transfer of other post-employment benefits (OPEB) (Note 17)	—	—	2	—
	2	2	14	8
1 Includes $1 million after-tax realized gain (2021 - $2 million loss), $2 million before-tax (2021 - $3 million), and includes $1 million after-tax realized loss (2021 - $6 million) and $2 million before-tax (2021 - $9 million) on cash flow hedges reclassified to financing charges for the three and nine months ended September 30, 2022, respectively.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	September 30, 2022	December 31, 2021
Accounts receivable - billed	421	344
Accounts receivable - unbilled	382	409
Accounts receivable, gross	803	753
Allowance for doubtful accounts	(65)	(56)
Accounts receivable, net	738	697

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
The following table shows the movements in the allowance for doubtful accounts for the nine months ended September 30, 2022 and the year ended December 31, 2021:

(millions of dollars)	Nine months ended September 30, 2022	Year ended December 31, 2021
Allowance for doubtful accounts – beginning	(56)	(46)
Write-offs	16	15
Additions to allowance for doubtful accounts	(25)	(25)
Allowance for doubtful accounts – ending	(65)	(56)
9.     OTHER CURRENT ASSETS

As at (millions of dollars)	September 30, 2022	December 31, 2021
Regulatory assets (Note 11)	153	226
Prepaid expenses and other assets	64	53
Materials and supplies	25	22
Derivative assets (Note 16)	8	—
	250	301
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	September 30, 2022	December 31, 2021
Property, plant and equipment	35,790	34,723
Less: accumulated depreciation	(13,040)	(12,557)
	22,750	22,166
Construction in progress	1,695	1,402
Future use land, components and spares	186	180
	24,631	23,748

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	September 30, 2022	December 31, 2021
Regulatory assets:
Deferred income tax regulatory asset	2,679	2,509
Pension benefit regulatory asset	685	713
Post-retirement and post-employment benefits - non-service cost	139	125
Deferred tax asset sharing	106	204
Environmental	105	122
Stock-based compensation	34	38
Foregone revenue deferral	6	25
Debt premium	3	7
Conservation and Demand Management variance	3	8
Other	46	36
Total regulatory assets	3,806	3,787
Less: current portion	(153)	(226)
	3,653	3,561

Regulatory liabilities:
Tax rule changes variance	94	86
Retail settlement variance account	66	58
External revenue variance	49	52
Earnings sharing mechanism deferral	42	42
Asset removal costs cumulative variance	41	36
Post-retirement and post-employment benefits	33	33
Pension cost differential	26	30
Green energy expenditure variance	7	13
Deferred income tax regulatory liability	4	4
Other	18	18
Total regulatory liabilities	380	372
Less: current portion	(4)	(10)
	376	362
Deferred Tax Asset Sharing
At September 30, 2022, Hydro One has a net regulatory asset of $106 million representing the cumulative DTA amounts shared with ratepayers since 2017 to 2021, net of the amount recovered from ratepayers since July 1, 2021 pursuant to the DTA Implementation Decision. The net regulatory asset of $106 million (December 31, 2021 - $204 million) consists of $37 million (December 31, 2021 - $72 million) and $69 million (December 31, 2021 - $132 million) for Hydro One Networks’ distribution and transmission segments, respectively. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 9 months.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	September 30, 2022	December 31, 2021
Right-of-Use assets	54	53
Other long-term assets	14	13
	68	66

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	September 30, 2022	December 31, 2021
Accrued liabilities	648	606
Accounts payable	214	249
Accrued interest	129	123
Environmental liabilities	38	34
Lease obligations	11	12
Regulatory liabilities (Note 11)	4	10
Derivative liabilities (Note 16)	—	8
	1,044	1,042
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	September 30, 2022	December 31, 2021
Post-retirement and post-employment benefit liability (Note 17)	1,845	1,784
Pension benefit liability (Note 17)	685	713
Environmental liabilities	76	88
Lease obligations	43	44
Due to related parties (Note 22)	25	29
Asset retirement obligations	24	14
Long-term accounts payable	—	3
Other long-term liabilities	27	19
	2,725	2,694
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s revolving standby credit facilities totaling $2,300 million (Operating Credit Facilities). In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. At September 30, 2022, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
Long-Term Debt
The following table presents long-term debt outstanding at September 30, 2022 and December 31, 2021:

As at (millions of dollars)	September 30, 2022	December 31, 2021
Hydro One long-term debt (a)	12,495	13,095
HOSSM long-term debt (b)	137	142
	12,632	13,237
Add: Net unamortized debt premiums	8	9
Less: Unamortized deferred debt issuance costs	(46)	(50)
Total long-term debt	12,594	13,196

Less: Long-term debt payable within one year	(737)	(603)
	11,857	12,593
(a) Hydro One long-term debt
At September 30, 2022, long-term debt of $12,495 million (December 31, 2021 - $13,095 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At September 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus.
During the three and nine months ended September 30, 2022, no long-term debt was issued (2021 - $900 million). Over the same periods, long-term debt of $nil (2021 - $nil) and $600 million (2021 - $800 million) was repaid, respectively, under the MTN Program.
See Note 27 - Subsequent Events for long-term debt issued under Hydro One's MTN Program subsequent to September 30, 2022.
(b) HOSSM long-term debt
At September 30, 2022, HOSSM long-term debt of $137 million (December 31, 2021 - $142 million) with a principal amount of $133 million (December 31, 2021 - $134 million) was outstanding. During the three and nine months ended September 30, 2022 and 2021, no long-term debt was issued and in the nine month period ended September 30, 2022, $1 million (2021 - $2 million) of long-term debt was repaid.
Principal and Interest Payments
At September 30, 2022, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	733	488	1.7
Year 2	700	479	2.5
Year 3	750	457	2.3
Year 4	500	437	2.8
Year 5	—	430	—
	2,683	2,291	2.3
Years 6-10	2,700	1,998	3.9
Thereafter	7,245	3,746	4.5
	12,628	8,035	3.9
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At September 30, 2022 and December 31, 2021, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at September 30, 2022 and December 31, 2021 are as follows:

	September 30, 2022		December 31, 2021
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	12,594	11,845	13,196	15,162
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At September 30, 2022 and December 31, 2021, Hydro One had no fair value hedges.
Cash Flow Hedges
At September 30, 2022 and December 31, 2021, Hydro One had a total of $800 million in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At September 30, 2022 and December 31, 2021, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at September 30, 2022 and December 31, 2021 is as follows:

As at September 30, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9)
Cash flow hedges, including current portion	8	8	—	8	—

Liabilities:
Long-term debt, including current portion	12,594	11,845	—	11,845	—

As at December 31, 2021 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,196	15,162	—	15,162	—
Derivative instruments (Note 13)
Cash flow hedges, including current portion	8	8	—	8	—
	13,204	15,170	—	15,170	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the nine months ended September 30, 2022 or the year ended December 31, 2021.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021 interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three and nine months ended September 30, 2022 and 2021.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended September 30, 2022, a $3 million after-tax unrealized gain (2021 - $nil), $4 million before-tax (2021 - $nil), was recorded in OCI, and $1 million after-tax realized gain (2021 - $2 million loss), $2 million before-tax (2021 - $3 million), was reclassified to financing charges. During the nine months ended September 30, 2022, a $11 million after-tax unrealized gain (2021 - $2 million), $15 million before-tax (2021 - $2 million), was recorded in OCI, and a $1 million after-tax realized loss (2021 - $6 million), $2 million before-tax (2021 - $9 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive income (AOCI) of $6 million related to cash flow hedges at September 30, 2022 (December 31, 2021 - accumulated other comprehensive loss (AOCL) - $6 million). The Company estimates that the amount of AOCI, after tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is $6 million. Actual amounts reclassified to results of operations depend on the interest rate risk in effect until the derivative contracts mature. For all forecasted transactions, at September 30, 2022, the maximum term over which the Company is hedging exposures to the variability of cash flows is less than six months.
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 17 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At September 30, 2022 and December 31, 2021, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At September 30, 2022 and December 31, 2021, there was no material accounts receivable balance due from any single customer.
At September 30, 2022, the Company’s allowance for doubtful accounts was $65 million (December 31, 2021 - $56 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses (CECL) for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At September 30, 2022, approximately 4% (December 31, 2021 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At September 30, 2022 and December 31, 2021, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At September 30, 2022, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with two financial institutions with investment grade credit ratings as counterparties.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021 requirements. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements.
In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At September 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus. See Note 27 - Subsequent Events for long-term debt issued under Hydro One's MTN Program subsequent to September 30, 2022.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three and nine months ended September 30, 2022 and 2021:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended September 30 (millions of dollars)	2022	2021	2022	2021
Current service cost	53	60	16	17
Interest cost	71	64	15	13
Expected return on plan assets, net of expenses[1]	(127)	(107)	—	—
Prior service cost amortization	1	—	2	2
Amortization of actuarial losses	15	32	—	—
Net periodic benefit costs	13	49	33	32

Charged to results of operations[2,3]	10	6	16	16

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Nine months ended September 30 (millions of dollars)	2022	2021	2022	2021
Current service cost	161	180	48	50
Interest cost	213	192	45	38
Expected return on plan assets, net of expenses[1]	(381)	(323)	—	—
Prior service cost amortization	2	2	9	5
Amortization of actuarial losses	45	94	1	2
Net periodic benefit costs	40	145	103	95

Charged to results of operations[2,3]	25	19	56	52
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2022 is 6.00% (2021 - 5.40%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three and nine months ended September 30, 2022, pension costs of $27 million (2021 - $17 million) and $65 million (2021 - $53 million), respectively, were attributed to labour, of which $10 million (2021 - $6 million) and $25 million (2021 - $19 million), respectively, was charged to operations, and $17 million (2021 - $11 million) and $40 million (2021 - $34 million), respectively, was capitalized as part of the cost of property, plant and equipment and intangible assets.
3 In the 2020-2022 Transmission Decision, the OEB confirmed the recovery of the non-service cost component of post-retirement and post-employment benefits as part of operation, maintenance and administration costs for the Company's transmission business. Prior to the decision, these costs were tracked in a regulatory asset. As a result, during the nine months ended September 30, 2022, additional other post-retirement and post-employment costs of $13 million (2021 - $12 million) attributed to labour were charged to operations.
Future Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan upon transfer to Hydro One Networks. Subject to all necessary regulatory approvals, the assets and liabilities of the Inergi Plan will transfer to the Plan. The values of assets and liabilities of the Inergi Plan to be transferred to the Plan will be determined at the date of transfer, which is expected to occur sometime in 2023. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans.
On March 1, 2021, Transferred Employees associated with information technology operations (ITO Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $28 million related to the ITO Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
$27 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime (EARSL) of the ITO Employees.
On November 1, 2021, Transferred Employees associated with source to pay operations (S2P Employees) transferred to Hydro One Networks, and the transfer of the OPEB liability of $6 million related to the S2P Employees was completed. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $6 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the S2P Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totaling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees.
18.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At September 30, 2022 and December 31, 2021, the Company had 142,239 common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At September 30, 2022 and December 31, 2021, the Company had no preferred shares issued and outstanding.
19.     DIVIDENDS
During the three months ended September 30, 2022, common share dividends in the amount of $165 million (2021 - $158 million) were declared and paid.
During the nine months ended September 30, 2022, common share dividends in the amount of $487 million (2021 - $464 million) were declared and paid. See Note 27 - Subsequent Events for dividends declared subsequent to September 30, 2022.
20.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three and nine months ended September 30, 2022 and 2021 were 142,239. There were no dilutive securities during the three and nine months ended September 30, 2022 and 2021.
21.    STOCK-BASED COMPENSATION
Share Grant Plans
Hydro One Limited has two share grant plans (Share Grant Plans), one for the benefit of certain members of the Power Workers’ Union (the PWU Share Grant Plan) and one for the benefit of certain members of the Society of United Professionals (the Society Share Grant Plan). A summary of share grant activity under the Share Grant Plans during the three and nine months ended September 30, 2022 and 2021 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of share grants)	2022	2021	2022	2021
Share grants outstanding - beginning	2,234,425	2,689,944	2,616,351	3,100,165
Vested and issued[1]	—	(131)	(381,926)	(410,352)
Share grants outstanding - ending	2,234,425	2,689,813	2,234,425	2,689,813
1 During the nine months ended September 30, 2022, Hydro One Limited issued 381,926 (2021 - 410,352) common shares from treasury to eligible employees in accordance with provisions of the PWU and the Society Share Grant Plans.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three and nine months ended September 30, 2022 and 2021 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2022	2021	2022	2021
DSUs outstanding - beginning	90,999	70,547	80,813	65,240
Granted	4,606	5,320	14,792	15,942
Paid	—	—	—	(5,315)
DSUs outstanding - ending	95,605	75,867	95,605	75,867
At September 30, 2022, a liability of $3 million (December 31, 2021 - $3 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $33.78 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three and nine months ended September 30, 2022 and 2021 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of DSUs)	2022	2021	2022	2021
DSUs outstanding - beginning	125,866	88,721	90,240	61,880
Granted	1,013	752	36,639	27,593
DSUs outstanding - ending	126,879	89,473	126,879	89,473
At September 30, 2022, a liability of $4 million (December 31, 2021 - $3 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $33.78 (December 31, 2021 - $32.91). This liability is included in other long-term liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
There was no activity during the three months ended September 30, 2022 and 2021. A summary of PSU and RSU awards activity under the LTIP during the nine months ended September 30, 2022 and 2021 is presented below:

	PSUs		RSUs
Nine months ended September 30 (number of units)	2022	2021	2022	2021
Units outstanding - beginning	—	106,070	—	133,620
Vested and issued	—	(106,070)	—	(98,860)
Settled	—	—	—	(34,760)
Units outstanding - ending	—	—	—	—
No awards were granted during the three and nine months ended September 30, 2022 and 2021. The compensation expense related to the PSU and RSU awards recognized by the Company during the three and nine months ended September 30, 2022 was $nil (2021 - $nil and less than $1 million).
Society RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three and nine months ended September 30, 2022 and 2021 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of RSUs)	2022	2021	2022	2021
RSUs outstanding - beginning	35,029	—	68,005	—
Granted	—	—	1,638	—
Vested and issued	—	—	(32,841)	—
Settled	—	—	(1,106)	—
Forfeited	—	—	(667)	—
RSUs outstanding - ending	35,029	—	35,029	—

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
Stock Options
A summary of stock options activity during the three and nine months ended September 30, 2022 and 2021 is presented below:

	Three months ended September 30		Nine months ended September 30
(number of stock options)	2022	2021	2022	2021
Stock options outstanding - beginning	—	108,710	—	108,710
Stock options outstanding - ending	—	108,710	—	108,710
22.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at September 30, 2022. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Acronym Solutions Inc. (Acronym Solutions) and Hydro One Broadband Solutions Inc. (HOBSI) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three and nine months ended September 30, 2022 and 2021:

(millions of dollars)		Three months ended September 30		Nine months ended September 30
Related Party	Transaction	2022	2021	2022	2021
IESO	Power purchased	553	527	1,739	1,558
	Revenues for transmission services	558	502	1,586	1,387
	Amounts related to electricity rebates	259	267	803	815
	Distribution revenues related to rural rate protection	62	62	183	184
	Distribution revenues related to supply of electricity to remote northern communities	8	8	26	26
	Funding received related to CDM programs	2	1	2	1
OPG	Power purchased	1	3	12	8
	Revenues related to provision of services and supply of electricity	2	1	6	4
	Capital contribution received from OPG	3	1	5	3
	Costs related to the purchase of services	1	—	2	1
OEFC	Power purchased from power contracts administered by the OEFC	1	1	2	1
OEB	OEB fees	2	2	7	6
Hydro One Limited	Dividends paid	165	158	487	464
	Stock-based compensation costs	1	3	4	6
	Cost recovery for services provided	1	2	5	5
Acronym Solutions	Services received – costs expensed	8	7	19	18
	Revenues for services provided	—	1	1	2
HOBSI	Reduction in capital contribution from HOBSI	—	—	2	—
	Revenues for services provided	1	—	1	—
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
23.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Accounts receivable	(58)	(27)	(45)	(28)
Due from related parties	11	18	(37)	56
Materials and supplies (Note 9)	(2)	—	(3)	1
Prepaid expenses and other assets (Note 9)	1	(2)	(11)	(8)
Other long-term assets (Note 12)	—	—	(2)	1
Accounts payable	12	(3)	(39)	(43)
Accrued liabilities (Note 13)	(37)	3	56	83
Due to related parties	20	(31)	(123)	(232)
Accrued interest (Note 13)	19	21	6	19
Long-term accounts payable and other long-term liabilities (Note 14)	(3)	3	5	1
Post-retirement and post-employment benefit liability	6	13	38	50
	(31)	(5)	(155)	(100)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three and nine months ended September 30, 2022 and 2021. The reconciling items include net change in accruals and capitalized depreciation.

	Three months ended September 30, 2022			Nine months ended September 30, 2022
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(468)	(28)	(496)	(1,457)	(88)	(1,545)
Reconciling items	(5)	—	(5)	22	7	29
Cash outflow for capital expenditures	(473)	(28)	(501)	(1,435)	(81)	(1,516)

	Three months ended September 30, 2021			Nine months ended September 30, 2021
(millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(477)	(33)	(510)	(1,483)	(100)	(1,583)
Reconciling items	8	7	15	26	3	29
Cash outflow for capital expenditures	(469)	(26)	(495)	(1,457)	(97)	(1,554)
Supplementary Information

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2022	2021	2022	2021
Net interest paid	110	105	371	356
Income taxes paid	4	—	26	13
24.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021
25.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at September 30, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	74	23	3	2	3	13
Long-term software/meter agreement	9	11	5	2	4	1
Outsourcing and Other Agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expires on February 29, 2024, and includes an option to extend for two additional one-year terms at Hydro One’s discretion. This agreement resulted in commitments of $143 million over the initial three-year term of the agreement.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at September 30, 2022 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	2,300	—	—
Letters of credit[1]	169	4	—	—	—	—
Guarantees[2]	475	—	—	—	—	—
1 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $6 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
26.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended September 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	563	1,459	—	2,022
Purchased power	—	963	—	963
Operation, maintenance and administration	110	176	2	288
Depreciation, amortization and asset removal costs	131	107	—	238
Income (loss) before financing charges and income tax expense	322	213	(2)	533

Capital investments	311	185	—	496

19

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three and nine months ended September 30, 2022 and 2021

Three months ended September 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	508	1,395	—	1,903
Purchased power	—	933	—	933
Operation, maintenance and administration	101	154	(1)	254
Depreciation, amortization and asset removal costs	116	109	—	225
Income before financing charges and income tax expense	291	199	1	491

Capital investments	304	206	—	510

Nine months ended September 30, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,599	4,290	—	5,889
Purchased power	—	2,829	—	2,829
Operation, maintenance and administration	316	521	10	847
Depreciation, amortization and asset removal costs	385	343	—	728
Income (loss) before financing charges and income tax expense	898	597	(10)	1,485

Capital investments	899	646	—	1,545

Nine months ended September 30, 2021 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,405	4,012	—	5,417
Purchased power	—	2,665	—	2,665
Operation, maintenance and administration	307	501	—	808
Depreciation, amortization and asset removal costs	355	314	—	669
Income before financing charges and income tax expense	743	532	—	1,275

Capital investments	1,017	566	—	1,583
Total Assets by Segment:

As at (millions of dollars)	September 30, 2022	December 31, 2021
Transmission	18,630	18,109
Distribution	11,892	11,475
Other	225	637
Total assets	30,747	30,221
Total Goodwill by Segment:

As at (millions of dollars)	September 30, 2022	December 31, 2021
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
27.     SUBSEQUENT EVENTS
Dividends
On November 10, 2022, common share dividends of $165 million were declared.
Joint Rate Application (JRAP) Settlement Agreement
On October 24, 2022, Hydro One and the other parties involved in the JRAP proceeding entered into a Settlement Agreement, which was submitted to the OEB for approval. OEB approval of the Settlement Agreement is anticipated by the end of 2022.
Debt Issuance
On October 27, 2022, Hydro One issued $750 million of long-term debt (Series 52 notes) under its MTN Program with a maturity date of January 27, 2028, and a coupon rate of 4.91%.

20